AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Enterra Energy Corp., as Administrator of Enterra Energy Trust

On March 25, 2010, we reported on the consolidated balance sheets of Enterra Energy Trust (the “Trust”) as at December 31, 2009 and 2008 and the consolidated statements of income (loss) and comprehensive income (loss), deficit, and cash flows for the years then ended, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Differences between Canadian and United States Generally Accepted Accounting Principles". This supplemental note is the responsibility of the Trust's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 25, 2010

The consolidated financial statements of Enterra Energy Trust (“Enterra”) as at and for the years ended December 31, 2009 and 2008 have been prepared in accordance with Canadian GAAP (in thousands of Canadian dollars except unit and per unit information) which differs in some respects from U.S. GAAP.  Differences in accounting principles as they pertain to the consolidated financial statements are immaterial except as described below.

The application of U.S. GAAP would have the following effect on net income (loss) as reported for the years ended December 31, 2009 and 2008:

	2009	2008
Net income (loss) under Canadian GAAP	$(41,282)	$7,061
Adjustments for U.S. GAAP
Depletion expense (a)	72,679	(60,560)
Related income taxes	(24,571)	14,885
Reverse unit-based compensation expense under Canadian GAAP (c)	3,580	4,415
Unit-based compensation expense under U.S. GAAP (c)	(2,164)	(160)
Accretion of convertible debentures under Canadian GAAP (e)	1,888	1,728
Amortization of other assets (e)	(1,242)	(1,242)
Foreign exchange (d)	(170)	2,071
Future tax adjustments	5,415	-
Net income (loss) under U.S. GAAP	$14,133	$(31,802)

Other comprehensive income:
Cumulative translation adjustment (d)	31,380	34,869
Other comprehensive income under U.S. GAAP	$45,513	$3,067

Net income (loss) under U.S. GAAP	$14,133	$(31,802)
Deficit, beginning of year, under U.S. GAAP	(24,471)	(25,928)
Temporary equity adjustment (b)	(93,353)	33,259
Deficit, end of year, under U.S. GAAP	$(103,691)	$(24,471)

Weighted average units for U.S. GAAP (000’s)
Basic	63,358	61,661
Diluted	64,832	61,661

Net income (loss) per unit under U.S. GAAP
Basic and diluted	$0.22	$(0.52)

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported at December 31, 2009 and 2008:

	2009		2008
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets:
Current assets	$57,544	$57,544	$76,054	$76,054
Property, plant and equipment (a)	399,237	76,738	491,654	68,010
Long-term receivables	5,491	5,491	19,310	19,310
Other assets (e)	-	2,702	-	3,944
Future/deferred income tax (a)	-	110,456	-	112,071
	$462,272	$252,931	$587,018	$279,389

Liabilities:
Current liabilities (c)	$28,821	$30,990	$137,602	$133,912
Long-term debt	70,000	70,000	-	-
Convertible debentures (e)	114,863	119,860	113,420	120,331
Asset retirement obligations	21,055	21,055	22,151	22,151
Future/deferred income tax (a)	8,487	-	19,429	-
	243,226	241,905	292,602	276,394

Mezzanine equity (b)	-	134,111	-	37,295

Unitholder's Equity
Unitholders’ capital (b)	674,106	-	669,667	-
Equity component of convertible debentures (e)	3,951	-	3,977	-
Contributed surplus (c)	11,064	-	8,620	-
Accumulated other comprehensive income (loss) (d)	(22,474)	(19,394)	18,471	(9,829)
Deficit (a) (b)	(447,601)	(103,691)	(406,319)	(24,471)
	219,046	(123,085)	294,416	(34,300)
	$462,272	$252,931	$587,018	$279,389

(a)  Property, plant and equipment

Under Canadian GAAP, the impairment test limits the capitalized costs of oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment.  The discount rate used is a risk free interest rate.

Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires Enterra to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves, discounted at 10% plus the lower of cost and recoverable amount of unproved properties.  Effective for the year ended December 31, 2009, prices used in the U.S. GAAP ceiling test are the 12-month average price prior to the end of the reporting period.  Prior to December 31, 2009 the prices used in the U.S. GAAP ceiling test were those in effect on the date the ceiling test was performed.  Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ.

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2008, 2007, 2006, 2005, 2004 and 2001.  At December 31, 2008, Enterra recognized a U.S. GAAP ceiling test write-down of $113.1 million ($81.0 million after tax) in its Canadian cost center.  No U.S. GAAP ceiling test impairment was recorded at December 31, 2008 in the U.S. cost center.  Prior to 2008, Enterra recognized additional ceiling test write-downs under U.S. GAAP of $150.7 million ($100.8 million after tax) in its Canadian cost center and $295.0 million ($177.2 million after tax) in its U.S. cost center.

For the years ended December 31, 2009 and 2008, depletion expense under U.S. GAAP was lower by $72.7 million ($48.1 million net of tax) and $52.5 million ($35.3 million net of tax), respectively.

(b)  Unitholder's mezzanine equity

Under Canadian GAAP, the trust units are considered to be permanent equity and are classified as unitholders' capital.  A U.S. GAAP difference exists due to the redemption feature attached to each trust unit.  Trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of Enterra.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of Enterra and second by issuance of promissory notes by Enterra.

The redemption feature causes the trust units to be classified as mezzanine equity under U.S. GAAP.    Mezzanine equity is valued at an amount equal to the redemption value of the trust units at the balance sheet date.  Any increase or decrease in the redemption value during a period is charged to the deficit.

As at December 31, 2009, unitholders’ capital was reduced by $674.1 million (December 31, 2008 - $ 669.7 million) and the redemption value of the trust units of $134.1 million (December 31, 2008 - $37.3 million) was recorded as mezzanine equity.  The change in the redemption value of the trust units is recorded as a reduction or increase to the deficit.  For the year ended December 31, 2009, the deficit was increased by $92.4 million (December 31, 2008 – deficit decreased by $33.3 million).

(c)  Unit-based compensation

Under Canadian GAAP, Enterra’s unit-based compensation plans are accounted for as equity settled awards.  Under U.S. GAAP, the redemption feature of the trust units results in the unit-based compensation plans being accounted for as liability based awards, which are recorded at fair value with changes in fair value included in earnings.  As at December 31, 2009, the estimate fair value of vested unit-based compensation awards of $2.2 million is included in current liabilities (December 31, 2008 - $0.5 million) with $0.5 million in unit-based compensation vesting and issued on December 31, 2009.  The change in the fair value of unit-based compensation plan liability of $2.2 million is charged to earnings (2008 –$0.2 million).

Enterra issues units out of treasury upon the exercise of all unit options, restricted units and performance units.

For the years ended December 31, 2009 and 2008, Enterra recorded the following unit-based compensation (000s):

	Restricted and performance units		Unit options		Total
	2009	2008	2009	2008	2009	2008
Unit-based compensation expense	$1,941	$145	$223	$15	$2,164	$160

A summary of the status of the unvested options, restricted units and performance units as of December 31, 2009 and changes during 2009 is presented below:

	Number of unvested options	Weighted average grant date fair value	Number of unvested restricted units	Weighted average grant date fair value	Number of unvested performance units	Weighted average grant date fair value
Unvested, December 31, 2008	356,664	$0.90	2,279,786	$4.13	174,398	$4.17
Granted	-	-	337,337	1.64	-	-
Exercised	(219,665)	0.92	(669,515)	4.85	(97,387)	2.30
Forfeited	(106,999)	0.92	(343,283)	3.38	(77,011)	6.53
Unvested, December 31, 2009	30,000	$0.70	1,604,325	$3.47	-	$-

The following tables provide information related to unit option, restricted unit and performance unit activity during the year ended December 31, 2009:

	Number of unit options	Weighted average exercise price	Weighted average contract life	Aggregate intrinsic value (000’s)
Options outstanding, January 1, 2009	1,042,000	$7.75
Options granted	-	-
Options forfeited	(336,000)	10.17
Options outstanding, December 31, 2009	706,000	$6.60	1.70	$156
Options expected to vest, December 31, 2009	676,000	$6.77	1.68	$156
Options exercisable, December 31, 2009	676,000	$6.77	1.68	$156

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Restricted units outstanding, January 1, 2009	2,279,786
Restricted units granted	337,337
Restricted units exercised	(669,515)
Restricted units forfeited	(343,283)
Restricted units outstanding, December 31, 2009	1,604,325	1.16	$3,481
Restricted units expected to vest, December 31, 2009	1,347,633	1.16	$2,924
Restricted units exercisable, December 31, 2009	-	-	$-

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Performance units outstanding, January 1, 2009	174,494
Performance units granted	-
Performance units exercised	(97,387)
Performance units forfeited	(77,011)
Performance units outstanding, December 31, 2009	-	-	$-
Performance units expected to vest, December 31, 2009	-	-	$-
Performance units exercisable, December 31, 2009	-	-	$-

The intrinsic value of a unit option is the amount by which the current market value of the underlying unit exceeds the exercise price of the option.  The intrinsic value of a restricted unit is the current market value of the underlying unit.  The intrinsic value of a performance unit is the market value of the underlying unit multiplied by the performance factor at year end which was estimated to be nil in 2008.

The fair value of each stock option award is estimated on grant date and each reporting period until vesting using the Black-Scholes option pricing model based on assumptions noted in the following table.

	2009	2008
Risk-free interest rate (%)	0.50	1.25
Expected term (years)	0.1 – 2.1	1.1 – 3.1
Expected cash distribution yield (%)	-	-
Expected volatility (%)	83 – 157	130 – 159

The intrinsic value of options exercised in 2009 was nil (2008 – nil).  There were no options issued during 2009, therefore, the weighted average grant date fair value for options granted in was nil (2008 - $0.70).

The fair value of each restricted unit was based on Enterra’s weighted average unit price around the date of grant and each subsequent reporting period until the date of settlement.

The intrinsic value of restricted units exercised in 2009 was $0.9 million (2008 - $1.4 million).  The weighted average grant date fair value of the restricted units granted was $1.64 (2008 – $3.77).

The fair value of each performance unit was based on Enterra’s weighted average unit price around the date of grant and each subsequent reporting period until the date of settlement adjusted for the estimated payout multiple.

The intrinsic value of performance units exercised in 2009 was $0.4 million (2008 – nil).  There were no performance units granted during 2009, therefore, the weighted average grant date fair value of the performance units granted was nil (2008 – nil as no performance units were granted).

As of December 31, 2009, there was a negligible amount (2008 – $0.1 million) of total unrecognized compensation cost related to unvested unit options.  The cost is expected to be recognized over a weighted average period of 1.1 years (2008 – 0.7 years).

As of December 31, 2009, there was $1.6 million (2008 - $1.0 million) of unrecognized compensation cost related to unvested restricted units.  The cost is expected to be recognized over a weighted average period of 1.1 years (2008 – 1.6 years).

As of December 31, 2009 and 2008, there was no amount of unrecognized compensation cost related to unvested performance units.

Under U.S. GAAP, the amount of compensation costs related to options, restricted units and performance units to be capitalized was $0.1 million (2008 – nil).

(d) Cumulative translation adjustment and other comprehensive income

Enterra’s U.S. oil and natural gas properties are considered to be self sustaining.  Under Canadian GAAP, a portion of the cumulative translation adjustment is recognized in income as the investment in the foreign operations is reduced.  Under U.S. GAAP, the cumulative translation adjustment is only recognized in income upon disposition of the segment.  For the year ended December 31, 2009, $0.2 million (2008 - $2.1 million) of the cumulative translation adjustment was recognized as a foreign exchange loss under Canadian GAAP.  The difference in other comprehensive income under U.S. GAAP as compared to Canadian GAAP is a result of differences between the carrying values of the assets and liabilities of the U.S. self sustaining operations under U.S. GAAP versus Canadian GAAP.  These differences in the carrying values result in differences in the foreign exchange gains and losses on translation of the U.S. operations.

(e) Convertible debentures

In November 2006 and April 2007, Enterra issued convertible debentures.  Under Canadian GAAP, Enterra’s convertible debentures are classified as debt with a portion representing the value associated with the conversion feature being allocated to equity and the issue costs netted against the debt.  Under U.S. GAAP, the convertible debentures in their entirety are classified as debt and the issue costs classified as other assets.  In addition, under Canadian GAAP, a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of loss with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.  Under U.S. GAAP, this non-cash interest expense is not recorded but the issue costs are amortized over the life of debentures.

(f) Additional disclosure under U.S. GAAP

	2009	2008
Components of accounts receivable:
Trade	$ 7,650	$ 29,821
Accruals	17,171	15,156
Allowance for doubtful accounts	(1,154)	(9,618)
	$ 23,667	$ 35,359

Components of prepaid expenses:
Prepaid expenses	$ 1,414	$ 992
Funds on deposit	584	967
	$ 1,998	$ 1,959

Components of accounts payable:
Accounts payable	$ 18,196	$ 18,741
Accrued liabilities	9,801	19,208
	$ 27,997	$ 37,949

(g) Uncertainty in tax positions

As at December 31, 2009 and 2008, Enterra did not have any amounts recorded pertaining to uncertain tax positions.

Enterra files federal and provincial income tax returns in Canada and federal, state and local income tax returns in the U.S., as applicable.  Enterra may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of mailing of the original notice of assessment in respect of any particular taxation year.  For the Canadian tax returns, the open taxation years range from 2004 to 2009.  For the U.S. tax returns, the open taxation years range from 2007 to 2009.  The U.S. federal statute of limitations for assessment of income tax is generally closed for the tax years ending on or prior to 2002.  In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period. U.S. state statutes of limitations for income tax assessment vary from state to state.  Tax authorities of Canada and U.S. have not audited any of Enterra’s, or its subsidiaries’, income tax returns for the open taxation years noted above.

Enterra recognizes interest and penalties related to uncertain tax positions in tax expense.  During the years ended December 31, 2009 and 2008, there were no charges for interest or penalties.

(h) Fair value of commodity contracts

Certain of Enterra’s assets and liabilities are reported at fair value in the balance sheets.  The following tables provide fair value measurement information for such assets and liabilities as of December 31, 2009 and 2008 including items where the fair value is disclosed on a reoccurring basis.

The carrying values of cash and cash equivalents, accounts receivable, long-term debt and accounts payable and accrued liabilities included in the accompanying consolidated balance sheets approximated fair value at December 31, 2009 and 2008 as the amounts were short term in nature or bore interest at floating rates.  These assets and liabilities are not presented in the following tables.

	As at December 31, 2009
			Fair Value Measurements Using:
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts (net)	238	238	-	238	-
Convertible debentures	(114,863)	(114,764)	(114,764)	-	-

	As at December 31, 2008
			Fair Value Measurements Using:
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts (net)	14,338	14,338	-	14,338	-
Convertible debentures	(113,420)	(76,049)	(76,049)	-	-

Enterra uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs on the hierarchy consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority.  Level 2 and 3 inputs have lower priorities. The Trust uses appropriate valuation techniques based on the available inputs to measure the fair values of assets and liabilities.  When available, Enterra measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 Fair Value Measurements
Convertible debentures – The fair values of the convertible debentures are estimated using unadjusted quoted prices in active markets.

Level 2 Fair Value Measurements
Commodity contracts – The fair values of the commodity contracts are estimated using discounted cash flow calculations based upon forward commodity price curves and quotes obtained from brokers for contracts with similar terms or quotes obtained from counterparties to the contracts taking into consideration the credit worthiness of those brokers or counterparties.

Level 3 Fair Value Measurements
The Trust does not have any financial assets or financial liabilities whose fair value is measured using this method.

(i) Accounting policy changes under U.S. GAAP

In June 2009, the Financial Accounting Standards Board (“FASB”) developed the Accounting Standards Codification (“codification”) that consolidates all authoritative accounting guidance into a single source that uses a simple, consistent structure for organizing accounting topics.  The codification does not change U.S. GAAP but reorganizes it into a consistent structure for ease of research and cross-reference.  All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative.  The codification became effective for interim and annual periods ending after September 15, 2009 and implementation had no effect on Enterra’s financial position, results of operations or cash flow.

Effective January 1, 2009, Enterra adopted new U.S. GAAP standards with respect to business combinations which require an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations (the acquisition method) to all transactions.  In addition, transaction costs associated with acquisitions are required to be expensed.  The application of these new standards did not create a significant Canadian to US GAAP difference in 2009.

On December 31, 2009, Enterra adopted new rules and regulations issued by the SEC with respect to reserves and reporting of reserves.  The new rules impacted the calculation of the U.S. GAAP ceiling test.  Effective December 31, 2009, the ceiling test is based on the proven reserves discounted at ten percent using the average of the commodity prices on the first day of each month in the year rather than the year end commodity prices.

SUPPLEMENT INFORMATION – OIL AND GAS PRODUCING ACTIVITIES (unaudited)

The following are supplementary oil and gas disclosures required under U. S. generally accepted accounting principles.  Amounts are in Canadian dollars unless otherwise denoted.

OIL AND GAS RESERVES

In December 2009, Enterra adopted revised oil and gas reserve estimation and disclosure requirements.  The primary impact of the new disclosures is to conform the definition of proved reserves with the SEC Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008.  The accounting standards update revised the definition of oil and gas reserves to require that the average first day of the month price during the 12 month period before the end of the year, rather than the yearend price, must be used when estimating whether reserve quantities are economical to produce.  This same 12 month average price is also used in calculating the aggregate amount (and changes in) future cash inflows related to the standardized measure of discounted net cash flows.  The rules also allow for the use of reliable technology to estimate proved oil and gas reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes.  The unaudited supplemental information on oil and gas exploration and production activities for 2009 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively.  The 2008 data is presented in accordance with FASB oil and gas disclosure requirements effective during this period.

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir.  The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions.  Consequently, material revisions to existing reserve estimates occur from time to time.  Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Canadian provincial royalties are determined based on a graduated percentage scale that varies with prices and production volumes.  Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time that estimates were made and the Trust’s estimate of future production volumes.  Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Trust’s share of future production from Canadian reserves to be materially different from that presented.

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Costs incurred by the Trust in oil and gas producing activities for the years ended December 31 are as follows:

(thousands of dollars)	Canada	United States	2009 Total
Property acquisition costs:
Proved	-	9,026	9,026
Unproved	3,208	5,182	8,390
Exploration costs	428	-	428
Development costs	5,494	1,639	7,133
Property acquisition, exploration, and development expenditures	9,130	15,847	24,977

(thousands of dollars)	Canada	United States	2008 Total
Property acquisition costs:
Proved	-	-	-
Unproved	3,049	10,805	13,854
Exploration costs	-	-	-
Development costs	18,399	861	19,260
Property acquisition, exploration, and development expenditures	21,448	11,666	33,114

Acquisition costs include costs incurred to purchase, lease or otherwise acquire oil and gas properties.

Development costs include the costs of drilling and equipping development wells and facilities to extract, treat and gather and store oil and gas as well as additions to asset retirement obligations.

Enterra capitalizes a portion of general and administrative costs associated with exploration activities and development activities.  Prior to 2009, transaction costs directly attributable to successful acquisitions were also capitalized.  In 2009, transaction costs are expensed under U.S. accounting standards.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to the Trust’s oil and gas exploration, development and producing activities for the years ended December 31 consist of:

(thousands of dollars)	Canada	United States	2009 Total
Oil and gas properties	705,224	371,679	1,076,903
Less:
Accumulated depletion, depreciation and amortization	667,792	332,373	1,000,165
Net capitalized costs	37,432	39,306	76,738

(thousands of dollars)	Canada	United States	2009 Total
Unproven oil and gas properties	9,813	10,283	20,096
Proven oil and gas properties	27,619	29,023	56,642
Net capitalized costs	37,432	39,306	76,738

(thousands of dollars)	Canada	United States	2008 Total
Oil and gas properties	716,814	391,178	1,107,992
Less:
Accumulated depletion, depreciation and amortization	(680,733)	(359,249)	(1,039,982)
Net capitalized costs	36,081	31,929	68,010

(thousands of dollars)	Canada	United States	2008 Total
Unproven oil and gas properties	11,779	11,854	23,633
Proven oil and gas properties	24,302	20,075	44,377
Net capitalized costs	36,081	31,929	68,010

OIL AND GAS RESERVE INFORMATION

At December 31, 2009, Enterra reserves were located in Canada in the provinces of Alberta, British Columbia and Saskatchewan as well as in the United States in the state of Oklahoma.  McDaniel & Associates Consultants Ltd. (“McDaniel”) reviewed the reserves in Canada and Haas Petroleum Engineering Services, Inc. (“Haas”) reviewed the reserves in Oklahoma.   The tables below provide a summary of the Trust’s proved developed and undeveloped reserves after deductions of royalties as evaluated by McDaniel and Haas based on constant price and cost assumptions.

CANADA	Crude oil and NGL (mbbl)	Natural gas (mmcf)
Net proved developed and undeveloped reserves after royalties
End of year 2007	3,885	28,154
Revision of previous estimates	(341)	(3,449)
Extensions and discoveries	128	457
Purchase of reserves in place	3	9
Production	(914)	(4,070)
Sales of reserves in place	(767)	(6,524)
End of year 2008	1,994	14,577
Revision of previous estimates	946	368
Extensions and discoveries	4	83
Purchase of reserves in place	-	-
Production	(732)	(3,537)
Sales of reserves in place	-	-
End of year 2009	2,212	11,491

Net proved developed reserves after royalties
End of year 2007	3,637	26,399
End of year 2008	1,994	14,577
End of year 2009	2,125	11,426

UNITED STATES	Crude oil and NGL (mbbl)	Natural gas (mmcf)
Net proved developed and undeveloped reserves after royalties
End of year 2007	897	43,847
Revision of previous estimates	2,911	(11,150)
Extensions and discoveries	278	2,399
Purchase of reserves in place	-	-
Production	(159)	(7,194)
Sales of reserves in place	-	(951)
End of year 2008	3,927	26,951
Revision of previous estimates	2,658	12,730
Extensions and discoveries	36	302
Purchase of reserves in place	296	2,451
Production	(744)	(5,335)
Sales of reserves in place	-	-
End of year 2009	6,173	37,099

Net proved developed reserves after royalties
End of year 2007	797	37,454
End of year 2008	3,649	23,105
End of year 2009	4,850	26,325

Notes:

1.
Net after royalty reserves are the Trust’s overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties.  Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

2.
Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and the average of the commodity prices on the first day of each month for the year ended December 31, 2009.  Prior to December 31, 2009 reserves are based on the commodity prices in effect on the last day of the year.

3.
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.
Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

The following information is based on crude oil and natural gas reserve and production volumes estimated by the independent engineering consultants of the Trust.  It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Trust or its performance.  Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of Enterra’s reserves.

The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections and the average commodity prices in effect on the first day of each month for the year ended December 31, 2009.  Prior to 2009, future net cash flows were based on commodity prices in effect on the last day of the year.  It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions.  Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2009 was based on the following benchmark prices (average prices of the first day of each month in 2009): Edmonton light crude price of $65.21/bbl, Alberta average plant gate price of $3.77/mcf, WTI oil price of US$61.18/bbl and US Henry Hub gas prices of US$3.82/mcf.  The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2008 was based on the following benchmark price (December 31, 2008 prices): Edmonton light crude price of $45.12/bbl, Alberta average plant gate price of $6.15/mcf, WTI oil price of US$44.60/bbl and US Henry Hub gas prices of US$5.71/mcf.

The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Trust’s crude oil and natural gas reserves at December 31 for the years presented.

(million of dollars)	Canada	United States	2009 Total
Future cash inflows	207	439	646
Future costs:
Future production and development costs	(137)	(284)	(421)
Future income taxes	-	(5)	(5)
Future net cash flows	70	150	220
Deduct: 10% annual discount factor	(13)	(67)	(80)
Standardized measure of discounted future net cash flows	57	83	140

(millions of dollars)	Canada	United States	2008 Total
Future cash inflows	210	461	671
Future costs:
Future production and development costs	(160)	(273)	(433)
Future income taxes	-	(32)	(32)
Future net cash flows	50	156	206
Deduct: 10% annual discount factor	(9)	(45)	(54)
Standardized measure of discounted future net cash flows	41	111	152

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31 for the years presented:

(thousands of dollars)	Canada	United States	2009 Total
Future discounted net cash flows at beginning of year	41,000	111,283	152,283
Revenues, net of royalties and production costs	(20,235)	(29,349)	(49,584)
Change due to prices, net of production costs	19,786	(39,492)	(19,706)
Development costs during the year	1,200	10,871	12,071
Changes in estimated future development costs	(1,484)	(46,883)	(48,367)
Changes due to extensions, discoveries and improved recovery	273	1,551	1,824
Change due to revisions	12,673	46,285	58,958
Acquisitions of reserves	-	12,660	12,660
Disposition of reserves	-	-	-
Accretion of discount	4,100	11,128	15,228
Other significant factors	-	(16,790)	(16,790)
Changes in income taxes	-	22,505	22,505
Future discounted net cash flows at end of year	57,313	83,769	141,082

(thousands of dollars)	Canada	United States	2008 Total
Future discounted net cash flows at beginning of year	158,353	149,495	307,848
Revenues, net of royalties and production costs	(18,939)	(32,880)	(51,819)
Change due to prices, net of production costs	(111,783)	(98,040)	(209,823)
Development costs during the year	11,121	19,143	30,264
Changes in estimated future development costs	(1,000)	(20,022)	(21,022)
Changes due to extensions, discoveries and improved recovery	2,428	17,609	20,037
Change due to revisions	(10,893)	27,346	16,453
Acquisitions of reserves	54	-	54
Disposition of reserves	(22,055)	(4,117)	(26,172)
Accretion of discount	15,835	14,950	30,785
Other significant factors	-	32,587	32,587
Changes in income taxes	17,879	5,212	23,091
Future discounted net cash flows at end of year	41,000	111,283	152,283

Note:

1. The schedules above are calculated using year-end costs, statutory tax rates and proved oil and gas reserves and the average of the commodity prices on the first day of each month for the year ended December 31, 2009.  Prior to December 31, 2009, the schedules are based on the commodity prices in effect on the last day of the year.  The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.